

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

Bryan Glass
Principal Executive Officer
Ranger Gold Corp.
20 West Park Avenue, Suite 207
Long Beach NY 11561

   Re: Ranger Gold Corp.
     Amendment No. 1 to Form 10-12G
     Filed July 25, 2022
     File No. 000-53817

Dear Mr. Glass:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed July 25, 2022

Note A - Business Activity, page F-8

1.   We note your response to prior comment 1 and reissue in part. We note disclosures here and in Note C that you are an emerging growth company. We also note that your cover page indicates you are not an emerging growth company. Please revise your registration statement to reconcile these disclosures and clarify that you are not an emerging growth company.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Bryan Glass
Ranger Gold Corp.
August 3, 2022
Page 2

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Energy & Transportation

cc: William Ruffa, Esq.